Exhibit 99

PRESS RELEASE

MAGNA TO JOINTLY ENGINEER AND BUILD PREMIUM ELECTRIC VEHICLES FOR CUSTOMERS IN CHINA

•           Forming two Joint Ventures with Beijing Electric Vehicle Co.

•           Facility can support up to 180,000 annual vehicle capacity

•           JV is capable of supporting the needs of additional customers

SHANGHAI, China, June 18, 2018 — Magna today announced its intention to form two new joint ventures with Beijing Electric Vehicle Co. Ltd (BJEV) for complete vehicle manufacturing as well as engineering of electric vehicles. BJEV, a subsidiary of the BAIC Group for electric cars, and Magna, a global automotive supplier and the world’s leading brand-independent vehicle contract manufacturer, gathered today to sign term sheets for the new joint ventures. Executives from both companies were joined by Mr. Wu Zhenglong, Governor of Jiangsu Province and officials from Zhenjiang at a signing ceremony held in Nanjing. Over the coming months, Magna and BJEV will work with authorities to implement legally binding joint-venture agreements which will govern the operations of these two joint ventures.

The engineering and manufacturing joint ventures are expected to take over an existing BAIC manufacturing facility in Zhenjiang, Jiangsu Province, where the first production vehicles are planned for 2020. The plant has the capacity to build up to 180,000 vehicles per year.

The joint ventures will also be set up to offer engineering and complete vehicle manufacturing capacity to other potential customers.

“These joint venture operations mark an historic milestone for Magna. For the first time we will be providing our customers with cars engineered and built outside our complete vehicle manufacturing facility in Graz, Austria,” said Don Walker, CEO of Magna International Inc. “It’s a unique capability for Magna, especially with our ability to

MAGNA TO JOINTLY ENGINEER AND BUILD ELECTRONIC VEHICLES FOR CUSTOMERS IN CHINA	CONNECT WITH MAGNA

produce vehicles with conventional, hybrid and electric powertrains, and we are excited to bring it to a market like China where there is tremendous opportunity.”

“From a strategic point of view, the establishment of the JVs will benefit both Magna and BAIC to further strengthen our business growth in China”, Mr. Xu Heyi, Chairman of BAIC Group, said at the ceremony. “Based on an open and sharing platform, we will jointly develop and manufacture premium smart electric vehicles bringing the clean energy vehicle industry to the next level.”

In April 2018, BAIC Group and Magna announced they will jointly develop a next generation smart electric vehicle architecture for the Chinese market. It is expected that this vehicle architecture will be transferred to the engineering joint venture and will form the platform of the new electric vehicles to be launched in the joint venture. China is currently the world’s leading market for electric mobility. By 2020, the number of all-electric cars on China’s roads is forecasted to reach around five million.

Both joint ventures are subject to a number of conditions including agreement on final joint venture agreements and obtaining all necessary regulatory approvals.

TAGS

Electric vehicle, Chinese joint venture, complete vehicle manufacturing

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Global Director of Corporate Communications & PR

tracy.fuerst@magna.com, 248.631.5396

ABOUT MAGNA

We have more than 172,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a technology company and one of the world’s largest automotive suppliers with 340 manufacturing operations and 93 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit www.magna.com.

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WE DISCLOSE “FORWARD-LOOKING INFORMATION” OR “FORWARD-LOOKING STATEMENTS” (COLLECTIVELY, “FORWARD-LOOKING STATEMENTS”) TO PROVIDE INFORMATION ABOUT MANAGEMENT’S CURRENT EXPECTATIONS AND PLANS. SUCH FORWARD-LOOKING STATEMENTS MAY NOT BE APPROPRIATE FOR OTHER PURPOSES.

FORWARD-LOOKING STATEMENTS MAY INCLUDE FINANCIAL AND OTHER PROJECTIONS, AS WELL AS STATEMENTS REGARDING OUR FUTURE PLANS, OBJECTIVES OR ECONOMIC PERFORMANCE, OR THE ASSUMPTIONS UNDERLYING ANY OF THE FOREGOING, AND OTHER STATEMENTS THAT ARE NOT RECITATIONS OF HISTORICAL FACT. WE USE WORDS SUCH AS “MAY”, “WOULD”, “COULD”, “SHOULD”, “WILL”, “LIKELY”, “EXPECT”, “ANTICIPATE”, “BELIEVE”, “INTEND”, “PLAN”, “AIM”, “FORECAST”, “OUTLOOK”, “PROJECT”, “ESTIMATE”, “TARGET” AND SIMILAR EXPRESSIONS SUGGESTING FUTURE OUTCOMES OR EVENTS TO IDENTIFY FORWARD-LOOKING STATEMENTS.

FORWARD-LOOKING STATEMENTS IN THIS PRESS RELEASE INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS RELATED TO: INTENTION TO ESTABLISH ELECTRIC CAR MANUFACTURING  AND ENGINEERING JOINT VENTURES; PLANS TO UTILIZE AN EXISTING MANUFACTURING FACILITY; POTENTIAL ELECTRIC CAR PRODUCTION VOLUMES AT THE MANUFACTURING FACILITY; AND PLANS TO TRANSFER A PREVIOUSLY DEVELOPED VEHICLE ARCHITECTURE INTO THE JOINT VENTURE.

OUR FORWARD-LOOKING STATEMENTS ARE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, AND ARE BASED ON ASSUMPTIONS AND ANALYSES MADE BY US IN LIGHT OF OUR EXPERIENCE AND OUR PERCEPTION OF HISTORICAL TRENDS, CURRENT CONDITIONS AND EXPECTED FUTURE DEVELOPMENTS, AS WELL AS OTHER FACTORS WE BELIEVE ARE APPROPRIATE IN THE CIRCUMSTANCES.

WHILE WE BELIEVE WE HAVE A REASONABLE BASIS FOR MAKING SUCH FORWARD-LOOKING STATEMENTS, THEY ARE NOT A GUARANTEE OF FUTURE PERFORMANCE OR OUTCOMES. WHETHER ACTUAL RESULTS AND DEVELOPMENTS CONFORM TO

OUR EXPECTATIONS AND PREDICTIONS IS SUBJECT TO A NUMBER OF RISKS, ASSUMPTIONS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND OUR CONTROL, AND THE EFFECTS OF WHICH CAN BE DIFFICULT TO PREDICT, INCLUDING, WITHOUT LIMITATION RISKS RELATED TO CONDUCTING BUSINESS THROUGH JOINT VENTURES; RISKS OF CONDUCTING BUSINESS IN FOREIGN MARKETS; POTENTIAL INABILITY TO OBTAIN REQUIRED REGULATORY APPROVALS FOR THE JOINT VENTURES; ECONOMIC CYCLICALITY; PROGRAM LAUNCH RISKS; ELECTRIC VEHICLE TECHNOLOGY RISKS; CONSUMER ACCEPTANCE OF ELECTRIC VEHICLES; DEPENDENCE OF ELECTRIC VEHICLE SALES ON CONTINUED GOVERNMENT-INITIATED PURCHASE INCENTIVES; AND OTHER RISKS.

IN EVALUATING FORWARD-LOOKING STATEMENTS OR FORWARD-LOOKING INFORMATION, WE CAUTION READERS NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENT, AND READERS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING THE RISKS, ASSUMPTIONS AND UNCERTAINTIES ABOVE WHICH ARE DISCUSSED IN GREATER DETAIL IN THIS DOCUMENT UNDER THE SECTION TITLED “INDUSTRY TRENDS AND RISKS” AND SET OUT IN OUR ANNUAL INFORMATION FORM FILED WITH SECURITIES COMMISSIONS IN CANADA AND OUR ANNUAL REPORT ON FORM 40-F FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND SUBSEQUENT FILINGS.